

April 6, 2011

Via U.S. Mail

John E. Baker
Chief Executive Officer
VR Holdings, Inc.
1615 Chester Road
Chester, MD 21619

>   **Re: VR Holdings, Inc.**
>   **Amendment No. 8 to Form S-1**
>   **Filed March 18, 2011**
>   **File No. 333-166884**

Dear Mr. Baker:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment one from our letter dated January 14, 2011; however, we are unable to agree. We believe that all of the claimants and selling stockholders are underwriters because they have received or will receive shares in a shell company. We have considered your explanation that certain selling stockholders have not purchased shares from the company but received those shares as gifts. Further, we have considered your explanation that no donees of The Cancer Foundation participated, directly or indirectly, in any offering of the company or were related to the Foundation. We have also considered your explanation that the claimants would receive registered shares if your registration statement is declared effective. Nevertheless, because you are currently a shell company, we view the claimants and selling stockholders as underwriters in this offering.

John E. Baker
VR Holdings, Inc.
April 6, 2011
Page 2

In this regard, we refer you to Release 33-8869 which can be found on the internet at http://www.sec.gov/rules/final/2007/33-8869.pdf. In specific, we refer you to pages 45 to 51 where we discuss our position on the availability of the safe harbor from being deemed an underwriter under Rule 144 for a shell company. To qualify for this safe harbor, a company must meet the conditions set out in paragraph (i) of Rule 144. Otherwise, we believe holders and transferees of securities in a shell company are underwriters.

Therefore, revise to state each selling shareholder and claimant is an underwriter on the prospectus cover page and in the Plan of Distribution section.

2. We note your disclosure on pages 5 and 15 regarding the lawsuit against Marshall & Ilsley and Venable. Revise to provide this disclosure in the Management's Discussion and Analysis of Financial Condition and Results of Operations. Disclose whether you will use the proceeds of the Marshall and Venable lawsuit to fund your business plan of investing in other lawsuits. Also explain in the Liquidity and Capital Resources section who is paying for the Marshall and Venable litigation and the estimated expenses.

In this regard, we note your response to comment four from our letter dated January 14, 2011. In the last sentence of the first quoted paragraph you reference "several investors" who "help pay [y]our ongoing legal and audit bills." This disclosure does not appear on page 25; this last sentence is missing. Revise to include this sentence and, as you have done on page 26, disclose who is funding your legal and audit bills and how much they have provided for the periods shown on page 26. Similarly, the last sentence of your second quoted paragraph in your response letter under Financing Activities: "We have also received funds from several investors over the past couple of years to help defray our expenses," is missing. Revise to include this sentence and, as before, disclose these investors under the Financing Activities section.

You may contact Joe Kempf, Staff Accountant, at 202-551-3352 or Robert Littlepage, Accountant Branch Chief, at 202-551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Kathleen Krebs, Special Counsel, at 202-551-3350; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for

Larry Spirgel
Assistant Director

cc: Via facsimile to 713-456-2509
        Norman T. Reynolds, Esq.